Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-148550

January 28, 2008

ReneSola Ltd

ReneSola Ltd, or ReneSola, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ReneSola has filed with the SEC for more complete information about ReneSola and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents ReneSola has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ReneSola, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Credit Suisse +1-800-221-1037 or Deutsche Bank +1-800-503-4611 (calling these numbers are not toll free outside the United States). You may also access ReneSola’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1417892/000119312508013200/0001193125-08-013200-index.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to ReneSola’s Registration Statement on Form F-1, filed via EDGAR with the SEC on January 28, 2008. All references to page numbers are to the page numbers of Amendment No. 4.

Our Summary Consolidated Financial and Operating Data

The closing price of our shares has been updated to January 25, 2008, which was £3.90, equivalent to approximately $15.45 per ADS based on the federal reserve noon buying rate of £1.00 to $1.9802 in effect on January 25, 2008. Assuming a public offering price of $15.45 per ADS, our as adjusted consolidated balance sheet data on page 9 has been amended as follows:

	As of September 30, 2007
	Actual	As adjusted
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$68,935	$197,498
Inventories	94,263	94,263
Advances to suppliers	34,379	34,379
Total current assets	241,258	369,821
Property, plant and equipment, net	94,400	94,400
Advances for purchases of property, plant and equipment	22,874	22,874
Total assets	369,509	498,072
Short-term borrowings	74,554	74,554
Advances from suppliers and customers	35,451	35,451
Total current liabilities	124,772	124,772
Total shareholders’ equity	103,846	232,409
Total liabilities and shareholders’ equity	$369,509	$498,072

Use of Proceeds

Assuming a public offering price of $15.45 per ADS, the “Use of Proceeds” section on page 33 has been amended as follows:

We estimate that we will receive net proceeds from this offering of approximately $128.6 million or approximately $138.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Capitalization

Assuming a public offering price of $15.45 per ADS, the “Capitalization” section on page 35 has been amended as follows:

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•

on an as adjusted basis to reflect: the sale of 9,212,500 ADSs by us in this offering at an assumed public offering price of $15.45 per ADS, the closing price of our shares on AIM on January 25, 2008, adjusted to account for the ratio of two shares per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•

on a pro forma as adjusted basis to reflect: (i) the conversion of approximately 10,485,231 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined current market price on January 25, 2008, and (ii) the sale of 9,212,500 ADSs by us in this offering at an assumed public offering price of $15.45 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	As adjusted	Pro forma as adjusted
	(in thousands)
Convertible bonds payable	$124,384	$124,384	—
Long-term borrowings (unguaranteed and unsecured)	$6,657	$6,657	$6,657
Shareholders’ equity:
Shares (no par value; 250,000,000 shares authorized and 100,000,032 shares issued and outstanding as of September 30, 2007)(1)(2)	36,266	164,829	285,603
Additional paid-in capital	14,157	14,157	14,157
Retained earnings	48,729	48,729	48,729
Accumulated other comprehensive income	4,694	4,694	4,694
Total shareholders’ equity(1)	103,846	232,409	353,183
Total capitalization(1)	$234,887	$363,450	$359,840

(1)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $15.45 per ADS would increase (decrease) each of shares, total shareholders’ equity and total capitalization by $8.6 million.
(2)	The pro forma as adjusted amount also includes $3,609,872 of unamortized deferred convertible bond issue costs as of September 30, 2007.

Dilution

Assuming a public offering price of $15.45 per ADS, the “Dilution” section on page 36 has been amended as follows:

Our net tangible book value as of September 30, 2007 was approximately $92.9 million, or $0.93 per share, and $1.86 per ADS. Net tangible book value per share represents the amount of total tangible assets (net of prepaid land rent and deferred convertible bond issue costs), minus the amount of total liabilities, divided by the total number of shares outstanding. Dilution is determined by subtracting net tangible book value per share from the assumed public offering price per share.

Without taking into account any other changes in such net tangible book value after September 30, 2007, other than to give effect to: (i) our issuance and sale of 9,212,500 ADSs in this offering, at an assumed public offering price of $15.45 per ADS, the closing price of our shares on AIM on January 25, 2008 and adjusted to account for the ratio of two shares per ADS, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), and (ii) the conversion into approximately 10,485,231 shares pursuant to our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined current market price on January 25, 2008, our pro forma as adjusted net tangible book value at September 30, 2007 would have been $2.68 per outstanding share, including shares underlying our outstanding ADSs, or $5.36 per ADS. This represents an immediate increase in net tangible book value of $0.71 per share, or $1.43 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $5.05 per share, or $10.09 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per share basis assuming that the public offering price per share is $7.73, and all ADSs are exchanged for shares:

	Per Ordinary Share	Per ADS
Assumed public offering price	$7.73	15.45
Net tangible book value as of September 30, 2007	0.93	1.86
Pro forma net tangible book value per share after giving effect to conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012	1.97	3.93
Pro forma as adjusted net tangible book value per share after giving effect to conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 and this offering	2.68	5.36

Amount of dilution in net tangible book value to new investors in the offering	$5.05	10.09

A $1.00 increase in the assumed public offering price of $15.45 per ADS would increase our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion into approximately 10,485,231 shares pursuant to our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined current market price on January 25, 2008 and this offering by $0.07 per share and $0.14 per ADS and the dilution in pro forma as adjusted net tangible book value per share and per ADS to new investors in this offering by $5.48 per share and $10.95 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The number of shares issuable upon the conversion of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 will be adjusted if we issue shares in our offering at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. The conversion price of the convertible bonds will be adjusted by multiplying the conversion price immediately before the issue of additional shares by the following fraction:

A + B

C

Where:

A	is the number of shares in issue immediately before the issue of such additional shares;

B	is the number of shares which the aggregate consideration receivable for the issue of such additional shares would purchase at such current market price per share; and

C	is the number of shares in issue immediately after the issue of such additional shares.

Current market price at a particular date means the average closing price our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. Such adjustment shall become effective on the date of issue of such additional shares.

Therefore, a $1.00 decrease in the assumed public offering price of $15.45 per ADSs would decrease our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion into approximately 10,602,694 shares pursuant to our convertible bonds calculated based on the adjusted conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments), by $0.07 per share and $0.13 per ADS and the dilution in pro forma adjusted net tangible value per share and per ADS to new investors in this offering by $4.61 per share and $9.22 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and other offering expenses.

Similarly, a 10% decrease in the assumed public offering price of $15.45 per ADSs would decrease our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion into approximately 10,660,878 shares pursuant to our convertible bonds calculated based on the adjusted conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments), by $0.10 per share and $0.21 per ADS and the dilution in pro forma adjusted net tangible value per share and per ADS to new investors in this offering by $4.38 per share and $8.76 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and other offering expenses.

The pro forma and pro forma as adjusted information discussed above are illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the shareholders as of September 30, 2007 and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid at an assumed public offering price of $15.45 per ADS, assuming the conversion into approximately 10,485,231 shares pursuant to our convertible bonds calculated based on the assumed adjusted conversion price according to the defined current market price on January 25, 2008 and before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of shares does not include 712,500 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Shares Purchased			Total Consideration		Average Price Per Share	Average Price Per ADS
	Number		Percent	Amount	Percent
Existing shareholders	110,485,263	(1)	86%	$171,197,167	55%	$1.55	$3.10
New investors	18,425,000		14	$142,333,125	45	$7.73	$15.45

Total	128,910,263		100%	$313,530,292	100%

(1)	Assuming the conversion of approximately 10,485,231 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined market price on January 25, 2008.

A $1.00 increase in the assumed public offering price of $15.45 per ADS would increase total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $9.2 million, $9.2 million, $0.07 per share and $0.14 per ADS, respectively, assuming the conversion into approximately 10,485,231 shares pursuant to our convertible bonds based on the assumed adjusted conversion price according to the defined current market price on January 25, 2008 and sale of 9,212,500 ADSs at $16.45, before deducting underwriting discounts and commissions and other offering expenses payable by us.

A $1.00 decrease in the assumed public offering price of $15.45 per ADS would decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $9.2 million, $9.2 million, $0.07 per share and $0.15 per ADS, respectively, assuming the conversion into approximately 10,602,694 shares of our convertible bonds based on the conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti- dilution adjustments) and sale of 9,212,500 ADSs at $14.45, before deducting underwriting discounts and commission and other offering expenses payable by us.

A 10% decrease in the assumed public offering price of $15.45 per ADS would decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $14.2 million, $14.2 million, $0.11 per share and $0.23 per ADS, respectively, assuming the conversion into approximately 10,660,878 shares of our convertible bonds based on the conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments) and sale of 9,212,500 ADSs at $13.91, before deducting underwriting discounts and commission and other offering expenses payable by us.

Risk Factors

The following disclosure was added to the risk factor “Our proposed polysilicon projects may not succeed, which may cause a setback to our growth strategy.” on pages 14 and 15:

Linzhou Zhongsheng Semiconductor is in the process of obtaining the land use rights where its polysilicon manufacturing facilities are located. Currently, Linzhou Zhongsheng Semiconductor has not obtained such land use rights. In addition, Linzhou Zhongsheng Semiconductor has not obtained the requisite construction permits prior to constructing and operating the facilities on such land and also has not undertaken the required inspection procedures prior to the operation of the facilities. We cannot assure you that we will be able to obtain the land use rights and permits. Failure to obtain the necessary rights and permits may subject Linzhou Zhongsheng Semiconductor to various penalties, including fines and confiscation or demolition of the facilities, which will have a materially adverse effect on our business, results of operations and growth strategy.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following disclosures were added to the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section in “Contractual Commitments” on page 66:

In November 2007 and January 2008, we obtained two loans in RMB equivalent of approximately $10.7 million and $16.0 million, respectively, from Bank of China, which are due in November 2009 and January 2010, respectively, and are each secured by mortgages over some of our equipment and inventory and a guarantee provided by Mr. Xianshou Li, our director and chief executive officer, and his wife. These two long-term loans have variable interest rates adjusted on an annual basis according to the applicable benchmark interest rate set by the People’s Bank of China.

Among other equipment contracts we entered into after September 30, 2007, we also entered into a contract with ALD Vacuum Technologies GmbH in January 2008 to purchase 32 multicrystalline furnaces for €16.6 million ($33.0 million) with deliveries in 2008.

In addition, we updated the opinions from our counsel and filed them as exhibits to the Registration Statement. We also filed as exhibits to the Registration Statement, the sales contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Komex Inc. dated as of June 29, 2006 and the equipment supply contract between Zhejing Yuhui Solar Energy Source Co., Ltd. and ALD Vacuum Technologies GmbH dated as of January 22, 2008.